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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                             Cardiome Pharma. Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14159U202
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 15, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /    Rule 13d-1(b)
                  /X/    Rule 13d-1(c)
                  / /    Rule 13d-1(d)




The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages




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                                  SCHEDULE 13G

=========================                              =========================
   CUSIP No. 14159U202                                         Page 2 of 5 Pages
=========================                              =========================



________________________________________________________________________________
   |
1. | NAME OF REPORTING PERSONS: J. JAY LOBELL
   | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
___|____________________________________________________________________________
   |
2. | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   |
   |                                                            (a)    [ ]
   |                                                            (b)    [ ]
___|____________________________________________________________________________
   |
3. | SEC USE ONLY
___|____________________________________________________________________________
   |
4. | CITIZENSHIP or PLACE OF ORGANIZATION                         United States
___|____________________________________________________________________________
  NUMBER OF   |5.  | SOLE VOTING POWER                                      0
   SHARES     |____|____________________________________________________________
 BENEFICIALLY |    |
   OWNED BY   |6.  | SHARED VOTING POWER                                    0
     EACH     |____|____________________________________________________________
  REPORTING   |    |
 PERSON WITH  |7.  | SOLE DISPOSITIVE POWER                                 0
              |____|____________________________________________________________
              |    |
              |8.  | SHARED DISPOSITIVE POWER                               0
______________|____|____________________________________________________________
9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           0
___|____________________________________________________________________________
10.| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   | CERTAIN SHARES:                                                      [ ]
___|____________________________________________________________________________
11.| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      0
___|____________________________________________________________________________
12 | TYPE OF REPORTING PERSON                                              IN
___|____________________________________________________________________________




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                                  SCHEDULE 13G

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   CUSIP No. 14159U202                                         Page 3 of 5 Pages
=========================                              =========================




Item 1(a).        Name of Issuer:

                           Cardiome Pharma Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           6th Floor
                           6190 Agronomy Road
                           Vancouver, BC V6T 1Z3

Item 2(a).        Name of Person Filing:

                           J. Jay Lobell

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           365 West End Avenue
                           New York, New York 10024

Item 2(c).        Citizenship:

                           United States

Item 2(d).        Title of Class of Securities:

                           Common Stock

Item 2(e).        CUSIP Number:

                           14159U202

                  Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

                  (a)  [ ] Broker or dealer registered under Section 15 of the
                           Exchange Act;

                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

                  (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                  (d)  [ ] Investment Company registered under Section 8 of the
                           Investment Company Exchange Act;

                  (e)  [ ] Investment Adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);



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                                  SCHEDULE 13G

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   CUSIP No. 14159U202                                         Page 4 of 5 Pages
=========================                              =========================



                  (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ] Parent Holding Company or Control Person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [ ] Saving Association as defined in Section 3(b) of The
                           Federal Deposit Insurance Act;

                  (i)  [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

                  (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

                  (a)      Amount beneficially owned:

                  (b)      Percent of Class: 0

                  (c)      Number of shares as to which such person has:

                           (i)   Sole power to vote or direct the vote: 0

                           (ii)  Shared power to vote or to direct the vote: 0

                           (iii) Sole power to dispose or direct the disposition
                                 of: 0

                           (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

         Effective as of December 15, 2004, Mr. Lobell resigned as trustee of the Lindsay A. Rosenwald 2000 Family Trusts. As a result, Mr. Lobell is no longer the beneficial owner of 5% of more of the shares of the issuer's stock.








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                                  SCHEDULE 13G

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   CUSIP No. 14159U202                                         Page 5 of 5 Pages
=========================                              =========================



Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          December 16, 2004
                                                      --------------------------
                                                              (Date)

                                                             J. Jay Lobell
                                                      --------------------------
                                                              (Signature)


                                                            J. Jay Lobell
                                                      --------------------------
                                                             (Name/Title)